Helus Pharma Strengthens Medical Leadership by Appointing Dr. Ken Kramer as Senior Vice President, Medical Affairs

•Dr. Kramer’s 25 years’ of experience in neuroscience and proven track record leading global medical launch neuropsychiatry teams will strengthen scientific and clinical engagement

NEW YORK & TORONTO – April 16, 2026 – Helus PharmaTM (Nasdaq: HELP) (Cboe CA: HELP), a clinical stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today announced the appointment of Dr. Ken Kramer, PhD as Senior Vice President, Medical Affairs, effective immediately.

Dr. Kramer joins Helus with more than two decades of experience leading medical affairs strategy across neuroscience programs, including global launch readiness, evidence generation, and engagement with key opinion leaders. Most recently, he served as Vice President and Head of Medical Neuroscience at Bristol Myers Squibb, where he led an integrated medical strategy team to successfully launch the first new treatment for schizophrenia in over seven decades.

“Strong medical leadership is vital to how we connect with and serve the scientific and clinical communities,” said Michael Cola, Chief Executive Officer of Helus Pharma. “Dr. Kramer brings both deep experience and an execution mindset to help us scale medical capabilities and advance our pipeline. His leadership will be instrumental in translating strong science into meaningful engagement with patients, providers, and payors.”

At Karuna Therapeutics, as VP and Head of Medical Affairs, Dr Kramer built and expanded medical capabilities during a period of significant organizational growth and supported the organization through its acquisition. Earlier in his career, Dr. Kramer spent more than a decade leading U.S. psychiatry medical affairs teams at AbbVie and its predecessor organizations, contributing to multiple successful product launches. He began his career in academic medicine as an Assistant Professor of Psychiatry.

“Throughout my career in psychiatry, I’ve been driven by the profound unmet needs of patients and families affected by serious mental health conditions,” said Dr. Kramer. “Helus is driving innovation in its field through the strength of its science and its commitment to advancing NSAs as a differentiated approach to treating complex neuropsychiatric disorders. Joining Helus at this stage, where strong medical leadership can deepen scientific engagement and further evolve the organization’s medical capabilities, is incredibly meaningful to me. I look forward to collaborating across Helus to translate their innovative science into meaningful understanding for clinicians and, ultimately, better outcomes for patients.”

Dr. Kramer holds a Ph.D. in Neuropharmacology from New York University and an M.S. in Neuroscience and a B.S. in Biology from the University of Rochester.

About Helus Pharma

Helus Pharma™, the commercial operating name of Cybin Inc. (the “Company” or “Helus Pharma”) is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs - novel serotonergic agonists: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus PharmaTM is a trademark of Cybin Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Josh Barer
astr partners
Managing Director
(908) 578-6478
josh.barer@astrpartners.com

George Tziras
Chief Business Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
jtokarczyk@rxmedyn.com
(914) 772-7562